FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2003

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

Material Change Report dated July 31, 2003

2.

News Release dated August 8, 2003

3.

Material Change Report dated August 26, 2003

4.

News Release dated August 26, 2003

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.

(Registrant)

Date: August 27, 2003

By:

“Robert Gardner”

 Robert Gardner

Its:

Director

(Title)

BC FORM 53-901F

(FORMERLY FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85 (1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND

SECTION 118 (1) OF THE SECURITIES ACT (ALBERTA)

Item 1. Reporting Issuer

GENCO RESOURCES LTD.

Suite 550-999 W. Hastings Street

Vancouver, B.C

V6C 2W2

Telephone: (604) 682-2205

Facsimile: (604) 682-2235

Item 2. Date of Material Change

July 31, 2003

Item 3. Press Release

The Issuer issued a press release at the City of Vancouver, British Columbia dated July 11, 2003 (see attached) and disseminated it through Canadian Corporate News, Canada Stockwatch and Market News Publishing.

Item 4. Summary of Material Change

Private Placement of 700,000 Units @ $0.72 Per Unit with each Unit consisting of one share and one full share purchase warrant exercisable at $0.90 for two (2) years entitling the holder to purchase an additional share.

Item 5. Full Description of Material Change

See the attached news release dated July 11, 2003.

Item 6 Reliance on Section 85 (2) of the Act (British Columbia)

Not applicable

Item 7 Omitted Information

Not applicable

Item 8 Senior Officers

To obtain further information contact Mr. Robert Gardner, Director of the Company at (604) 682-2205.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 4th day of August, 2003.

GENCO RESOURCES LTD.

"Robert Gardner"

Robert Gardner, QC

Director

________________________________________________________________________

July 11, 2003

PRIVATE PLACEMENT ANNOUNCED

GENCO RESOURCES LTD. – (TSX-GGC) (“Genco”) wishes to announce a brokered private placement of C$500,000. Each unit will be priced at $0.72, consisting of one (1) share and one (1) warrant. Each warrant will be exercisable to purchase an additional common share at $0.90 per share for two years.

The proceeds from this financing will be used for working capital. A commission of 3% will be paid to the broker that arranged the private placement. The placement is subject to the approval of the TSX Venture Exchange.

On Behalf of the Board

Robert Gardner

Director

For more information please contact:

Genco Resources Ltd. [TSX-V:GGC]

Suite 550-999 West Hastings Street

Vancouver, BC V6C 2W2

Phone: (604) 682-2205

Fax: (604) 682-2235

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE, AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.

GENCO RESOURCES LTD.

August 8, 2003

GENCO RECEIVES EXCHANGE APPROVAL

TO LA GUITARRA MINE ACQUISITION

Genco Resources Ltd. (GGC:TSX-V) is pleased to announce it has received final Exchange approval of the purchase of La Guitarra Mine, an operating gold and silver mine located within the Temascaltepec District, Mexico, and of various mining concessions around the Mine, from Luismin S.A. de C.V., a wholly-owned subsidiary of Wheaton River Minerals Ltd. (WRM:TSX).  This land position totals approximately 12,373 hectares and covers approximately 15 kilometers of an epithermal silver and gold vein system.

Genco also announces that it has completed the unit private placement announced July 11, 2003 for $504,000 in proceeds. The shares issued and any shares issuable on exercise of the warrants will be subject to resale restrictions for a period of four months. Further warrant exercises have added over $400,000 in additional funds to the Company’s treasury.

In addition to these financings, Genco has also negotiated a term sheet with the Toronto Dominion Bank through its Commercial Banking Division for a line of credit in the amount of C$1,500,000. The line of credit would be backed by personal guarantees from certain Genco directors and executives. Normal Exchange approved fees will be paid in stock to these individuals who have guaranteed the line of credit.

For more information please contact:

Genco Resources Ltd. [TSX-V:GGC]

Suite 550-999 West Hastings Street

Vancouver, BC V6C 2W2

www.gencoresources.com

Phone: (604) 682-2205

Fax: (604) 682-2235

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release

BC FORM 53-901F

(FORMERLY FORM 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER

SECTION 85 (1) OF THE

SECURITIES ACT (BRITISH COLUMBIA) AND

SECTION 118 (1) OF THE SECURITIES ACT (ALBERTA)

Item 1. Reporting Issuer

GENCO RESOURCES LTD.

Suite 550-999 W. Hastings Street

Vancouver, B.C

V6C 2W2

Telephone: (604) 682-2205

Facsimile: (604) 682-2235

Item 2. Date of Material Change

August 26, 2003

Item 3. Press Release

The Issuer issued a press release at the City of Vancouver, British Columbia dated August 26, 2003 (see attached) and disseminated it through Canadian Corporate News, Canada Stockwatch and Market News Publishing.

Item 4. Summary of Material Change

Formal closure with Wheaton River to purchase La Guittara Mine, operational update, financing announced for US $1,500,000

Item 5. Full Description of Material Change

See the attached news release dated August 26, 2003.

Item 6. Reliance on Section 85 (2) of the Act (British Columbia)

Not applicable

Item 7. Omitted Information

Not applicable

Item 8. Senior Officers

To obtain further information contact Mr. Robert Gardner, Director of the Company at (604) 682-2205.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 27th day of August, 2003.

GENCO RESOURCES LTD.

“Robert Gardner”

Robert Gardner, QC

Director

Date: August 26, 2003

Genco closes Mexican Acquisition, provides Operational Update and announces Financing

Genco Resources Ltd., (TSXV-GGC) is pleased to announce formal closure with Wheaton River Minerals Ltd., (TSX-WRM) to purchase La Guitarra Mine, an operating silver and gold mine located within the Temascaltepec District, Mexico, and the associated mining concessions surrounding the mine as outlined in Genco’s news releases dated April 14, 2003 and August 8, 2003.

As compensation for the transaction, Genco has issued 1,380,315 shares of treasury stock to Luismin S.A. de C.V., a subsidiary of Wheaton River Minerals Ltd., subject to a one year hold period, at a deemed value of $1.016 per share to satisfy the US $1,000,000 payment due at closing. The remaining US $4,000,000 due as compensation for the acquisition will be paid in eight annual installments of US $500,000 per annum payable in cash or Genco shares, priced at the prevailing market price on the payment date, at Genco’s sole discretion.

Genco also wishes to announce a financing of convertible bonds in the amount of US $1,500,000. The bonds will carry a term of five years plus a day and bear interest at 8.75% to be paid semi-annually in cash. The bonds can be redeemed by the holder at the end of three years by selecting one of four payment methods as described below:

1. Cash Payment

2. Payment in Genco common shares at the deemed value of $1.25/share

3. Payment in Gold valued at US $361.00 per ounce

4. Payment in Silver valued at US $4.97 per ounce

Genco may redeem the bonds for cash at any time after the third anniversary of the transaction.  A finders fee of 8% plus 150,000 two year warrants which are exercisable into 150,000 shares of Genco at US $1.016 per share is payable upon completion of this transaction and upon final regulatory approval.

Operationally, Genco wishes to announce that it has commenced underground development on the newly discovered San Raphael Zone as disclosed and described in Genco’s news release dated June 2, 2003. Genco has signed a contract with Japal Y Asociados S.A. de C.V., of Durango, Mexico to complete 700 meters of underground development including declines, air vents, cross cuts and mining face development for a total development cost of approximately US $640,000. The declines will be four meters wide by four meters high allowing for cost effective hauling of ore from this zone to Genco’s 340 tonne per day mill. Genco also continues drilling and exploration in this new zone as well as continued drilling and stope development within La Guitarra Mine.

Contact:

For further information (604) 682-2205 –Investor Relations

E-Mail: gencoinfo@telus.net or www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release, and does not accept responsibility for the accuracy of the contents of this release.